

July 22, 2010

Mr. David W. Honeyfield
Chief Financial Officer
Intrepid Potash, Inc.
707 17th Street, Suite 4200
Denver, CO 80202

>   **Re: Intrepid Potash, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2009**
>   **Filed March 1, 2010**
>   **Schedule 14A Filed March 26, 2010**
>   **File No. 1-34025**

Dear Mr. Honeyfield:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations

Specific Factors Affecting Our Results

Sales, page 54

1.   We note your disclosure which indicates that in the first three quarters of 2009 you engaged in consignment and forward warehousing arrangements. Please tell us and disclose, if material, the values of inventories held under such arrangements and whether

these inventories are included in the values you disclose as inventory on your balance
sheet.

Critical Accounting Policies

Revenue Recognition, page 73

2.   We note your disclosure which indicates you recognize revenue for certain international
        shipments when shipped, although title passes when the customer pays. Please clarify to
        us why you believe the risks and rewards of ownership have passed prior to the transfer
        of title, such that revenue recognition is warranted.

3.   We note your disclosure which states that in instances where the final price is determined
        upon the resale of the product by the customer, revenue is deferred until the final price is
        known. Please clarify if you are receiving a preliminary payment from your customer
        that is subject to final adjustments. It is not clear from your disclosure regarding these
        transactions, the elements of the arrangement that cause you to record deferred revenue.
        Please also tell us if the price is fixed and determinable at the time you record deferred
        revenue and if you are provisionally pricing the arrangement pending final pricing.

Financial Statements

Note 1 – Company Background, page 93

4.   We note your disclosure which states that you have one operating segment. We also note
        that you disclose sales and gross margin data for your two primary products potash and
        langbeinite, and that you sell a significant percentage of langbeinite internationally. We
        further note that you generally sell to the agricultural, industrial and animal feed markets
        and that you employ different extraction methods in your mining operations for your
        various mines. Please refer to ASC 280-10-50-1 and explain why you believe you do not
        have additional reportable segments. As part of your response, please provide us with the
        most recently available CODM package.

Definitive Proxy Statement on Schedule 14A

General

5.   We note your disclosure on pages 10-11 that your Compensation Committee is
        responsible for overseeing the management of risks relating to the company's
        compensation plans and arrangements. However, it appears that you have not included
        any disclosure responsive to Item 402(s) of Regulation S-K. Please advise us of the basis

for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Role of Peer Groups and Benchmarking, page 17

6.   Please describe in more detail your reference to "general industry survey data." Explain specifically what types and sizes of businesses are included and disclose the time period covered by this data.

7.   We note your statement that selected peer group data was used as "a secondary approach" and "did not factor into the recommendations from Watson Wyatt but was used only to validate findings from the general industry survey data and to evaluate program structure." Please tell us whether the selected peer group constituents were identified to the Compensation Committee. If they were identified to the Compensation Committee, then they would need to be identified in the executive compensation disclosure. The same goes for the general industry survey data.

Engineering Comments

Health and Safety Regulation and Programs, page 11

8.   We note your statement regarding the regulation of your company by the Occupational Safety and Health Administration (OSHA) and the Mine Safety and Health Administration (MSHA) and your participation in a MSHA partnership program. Please disclose, as a separate exhibit, your annual performance in regards to safety and health at each material location through the use of occupational injury and illness frequency rates utilizing the metrics your company measures, with comparisons to comparable national statistics, and your performance as demonstrated by these rates. It would be helpful to include safety statistics, such as the reportable injury, lost-time, and fatal injury frequency rates in a table for each location over the last three years.

Proven and Probable Reserves, page 38

9.   We note Agapito performed the most recent review of your 2009 reserve estimates for the Carlsbad and Utah properties. Please forward to our engineer as supplemental information and not as part of your filing, these updated reserve estimates or audits/reviews that establish the legal, technical, and economic feasibility of your materials designated as reserves, as required by Section C of Industry Guide 7 or Rule 12b-4 of the Exchange Act. The information requested includes, but is not limited to:

• Property and geologic maps

- Description of your sampling and assaying procedures

- Drill-hole maps showing drill intercepts

- Representative geologic cross-sections and drill logs

- Description and examples of your cut-off calculation procedures

- Cutoff grades used for each category of your reserves and resources

- Justifications for the drill hole spacing used to classify and segregate proven and probable reserves

- A detailed description of your procedures for estimating reserves

- Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which including the cash flow analyses

- A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files, and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information. Please note that you may request the return of this information pursuant to the provisions of Rule 418(b).

If there are any questions concerning the above request, please phone Mr. George K. Schuler, Mining Engineer at (202) 551-3718.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Stertzel at (202) 551-3723, Kimberly Calder at (202) 551-3701 or Mark Shannon, Branch Chief, at (202) 551-3299 if you have questions regarding comments on the financial statements and related matters. You may contact George K. Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact Parker Morrill at (202) 551-3696, Alexandra Ledbetter at (202) 551-3317, or me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director